                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)<F1>



                                   OCAL, INC.
                                   __________
                                (Name of Issuer)



                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                    _______________________________________
                         (Title of Class of Securities)



                                   0006744891
                                   __________
                                 (CUSIP Number)



                                OCTOBER 6, 1998
                                _______________
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ___  Rule 13d-1(b)
          ___  Rule 13d-1(c)
          _X_  Rule 13d-1(d)
____________________________
[FN]
<F1>
  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0006744891                  13G                    Page 2 of 10 Pages
                                      ___


1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

      ILAN BENDER

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>            (a)  ___
                                                                    (b)  _X_**

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES


  NUMBER OF    |  5.  SOLE VOTING POWER:                                     0
   SHARES      |
BENEFICIALLY   |  6.  SHARED VOTING POWER:                           3,066,379
  OWNED BY     |
    EACH       |  7.  SOLE DISPOSITIVE POWER:                        2,156,379
  REPORTING    |
 PERSON WITH   |  8.  SHARED DISPOSITIVE POWER:                        910,000


9.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:     3,066,379

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F1>

      ___   N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  54.0%

12. TYPE OF REPORTING PERSON<F1>:  IN

[FN]
<F1>                    SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 0006744891                  13G                    Page 3 of 10 Pages
                                      ___


1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

      BENDER REALTY LTD., A CALIFORNIA LIMITED PARTNERSHIP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>             (a)  ___
                                                                     (b)  _X_**

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA

  NUMBER OF    |  5.  SOLE VOTING POWER:                                     0
   SHARES      |
BENEFICIALLY   |  6.  SHARED VOTING POWER:                             910,000
  OWNED BY     |
    EACH       |  7.  SOLE DISPOSITIVE POWER:                          910,000
  REPORTING    |
 PERSON WITH   |  8.  SHARED DISPOSITIVE POWER:                              0

9.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:       910,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F1>

      ___   N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  16.0%

12. TYPE OF REPORTING PERSON<F1>:  PN

[FN]
<F1>                    SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 0006744891                  13G                    Page 4 of 10 Pages
                                      ___


1.  NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

      ADINA BENDER

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>             (a)  ___
                                                                     (b)  _X_**

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

  NUMBER OF    |  5.  SOLE VOTING POWER:                                     0
   SHARES      |
BENEFICIALLY   |  6.  SHARED VOTING POWER:                             910,000
  OWNED BY     |
    EACH       |  7.  SOLE DISPOSITIVE POWER:                                0
  REPORTING    |
 PERSON WITH   |  8.  SHARED DISPOSITIVE POWER:                        910,000

9.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON:       910,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES<F1>

      ___   N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  16.0%

12. TYPE OF REPORTING PERSON<F1>:  IN

[FN]
<F1>                    SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 5 of 10 Pages


ITEM 1(a).   NAME OF ISSUER:

             Ocal, Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             14538 Keswick Street
             Van Nuys, California 91405

ITEMS 2(a)   NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF
AND 2(b).    NONE, RESIDENCE:

             The name and address of each filing person are as follows:

             (a)  Ilan Bender
                  14538 Keswick Street
                  Van Nuys, California  91405

             (b)  Bender Realty Ltd.,
                  a California Limited Partnership
                  14538 Keswick Street
                  Van Nuys, California  91405

             (c)  Adina Bender
                  14538 Keswick Street
                  Van Nuys, California  91405

ITEM 2(c).   CITIZENSHIP:

             Ilan Bender and Adina Bender are both citizens of the United States. Bender Realty Ltd., a California Limited Partnership, is a limited partnership organized under the laws of the State of California.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Common Stock, $.001 par value per share

ITEM 2(e).   CUSIP NUMBER:

             0006744891

                                                             Page 6 of 10 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

             (c) ___  Broker or dealer registered under Section 15 of the Act,

             (d) ___  Bank as defined in Section 3(a)(6) of the Act,

             (e) ___ Insurance company as defined in Section 3(a)(19) of the Act,

             (f) ___ Investment Company registered under Section 8 of the Investment Company Act,

             (g) ___ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

             (h) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                      see 13d-1(b)(1)(ii)(F),

             (i) ___ Parent Holding company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

             (j) ___  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

             Not applicable

ITEM 4(a)-   OWNERSHIP.
(c).
             The information contained in items 1 and 5-11 on the cover pages (pp. 2-4) of this Schedule is hereby incorporated by reference.

             Ilan Bender is the founder, Chairman of the Board, Chief Executive Officer and President of Ocal, Inc. (the "Company"). As of October 6, 1998, Mr. Bender was the beneficial and record owner of 2,156,379 shares of the Company's common stock, $.001 par value (the "Common Stock"). As of October 6, 1998, Bender Realty Ltd, a California Limited Partnership ("Bender Realty"), was the beneficial and record owner of 910,000 shares of the Common Stock. Mr. and Mrs. Bender are the only general partners of Bender Realty, and each of Mr. and Mrs. Bender are the beneficial owners of the shares held by Bender Realty.

                                                             Page 7 of 10 Pages

             The Company has entered into an Agreement and Plan of Merger dated as of October 6, 1998 (the "Merger Agreement"), among Thomas & Betts Corporation, a Tennessee corporation ("T&B"), Ocal Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of T&B ("Merger Sub"), the Company and Mr. Bender and Bender Realty, pursuant to which Merger Sub will be merged with and into the Company, and the Company, as the surviving corporation of the Merger will become a wholly-owned subsidiary of T&B (the "Merger"). In the Merger, each share of the Company's Common Stock will be converted into the right to receive approximately $3.54 in cash, subject to adjustment under certain circumstances as set forth in the Merger Agreement.

             Pursuant to the Merger Agreement, Mr. Bender, on behalf of himself and Bender Realty, has agreed to vote the shares of the Company's Common Stock that he and Bender Realty hold in favor of the approval of the Merger and approval and adoption of the Merger Agreement; provided however, that Mr. Bender's voting obligations will terminate if (i) the Board of the Directors of the Company withdraws its recommendation of the Merger Agreement or (ii) the Merger Agreement is terminated for any reason.

             **The Reporting Persons expressly declare that Mr. Bender's agreement to vote the shares of the Company's Common Stock that Mr. Bender and Bender Realty hold in favor of the approval of the Merger and the approval and adoption of the Merger Agreement shall not be construed as an admission that Mr. Bender, Bender Realty and T&B are members of a "group" for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not Applicable

                                                             Page 8 of 10 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not Applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             See Items 4(a)-4(c).

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not Applicable

ITEM 10.     CERTIFICATION.

             Not Applicable

                                                             Page 9 of 10 Pages

                                   SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Date: October 23, 1998



                                            /s/ Ilan Bender
                                            _______________________________
                                            Ilan Bender



                                            /s/ Adina Bender
                                            _______________________________
                                            Adina Bender



                                            Bender Realty Ltd.,
                                            a California Limited Partnership


                                            By: /s/ Ilan Bender
                                               ____________________________
                                               Ilan Bender, General Partner

                                                            Page 10 of 10 Pages


                                 EXHIBIT INDEX

1. Joint Filing Agreement dated May 19, 1998 by and among Ilan Bender, Bender Realty Ltd., a California Limited Partnership and Adina Bender incorporated by reference to Exhibit 1 in the Schedule 13G (File No. 005-48353), filed by such persons with the SEC on February 12, 1998.

2. Agreement and Plan of Merger, dated as of October 6, 1998, among Thomas & Betts Corporation, Ocal Acquisition Corp., Ocal, Inc. and certain stockholders of Ocal, Inc. incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (File No. 0-27748), filed with the SEC on October 19, 1998.